[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 25, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Nuveen Investment Funds, Inc. (File No. 811-05309)
Nuveen Investment Trust (File No. 811-07619)
Nuveen Investment Trust II (File No. 811-08333)
Nuveen Investment Trust III (File No. 811-09037)
Nuveen Investment Trust V (File No. 811-21979)
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Nuveen Investment Funds, Inc., Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III and Nuveen Investment Trust V (the “Funds”), we have submitted for filing Preliminary Proxy Statements on Schedule 14A (the “Preliminary Proxy Statements” and each a “Preliminary Proxy Statement”) in connection with the annual meetings of shareholders of the Funds. Each Preliminary Proxy Statement is filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy

Kevin T. Hardy